Exhibit 99.1
Santiago, April 8th, 2014
SBIF/0208/2014

Mr. Eric Parrado Herrera
Superintendent of Banks and Financial Institutions
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

According to article 9, section two of article 10 of the Law No. 18.045, General Norm No. 30 (Norma de Carácter General No. 30), and Chapter 18-10 of the Compilation of Updated Norms (Recopilación Actualizada de Normas), we hereby inform you the following MATERIAL EVENT:

By letter dated as of April 7, 2014, Mr. Francisco León Délano resigned from his position as a Director on the Board of Directors of CorpBanca.

Mr. León stated in his letter that he resigned his directorship because he will take up the position of director on the Board of Directors at a financial corporation.

Sincerely yours,

/s/ Fernando Massú Taré
Fernando Massú Taré
CEO